Filed Pursuant to Rule 424(b)(3)
                                                Registration File No. 333-119471

                          RPM TECHNOLOGIES, INC.

                 PROSPECTUS SUPPLEMENT DATED DECEMBER 13, 2004

    The prospectus of RPM Technologies, Inc. dated October 14, 2004 is supplemented to include information from the quarterly report on Form 10-QSB for the quarterly period ended September 30, 2004 filed with the Securities and Exchange Commission by RPM Technologies, Inc. on November 22, 2004, and to include other updated information.

    Our consolidated financial statements and related notes for the quarterly period ended September 30, 2004 are included commencing on page F-1 of this supplement.

THE FOLLOWING RISK FACTORS ARE UPDATED AS FOLLOWS:
--------------------------------------------------

                           RISK FACTORS

    An investment in our common stock involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the following risk factors before deciding to invest in shares of our common stock. If any of the following risks actually occurs, it is likely that our business, financial condition and operating results would be harmed. As a result, the trading price of our common stock could decline, and you could lose all or part of the money you paid to buy our common stock.

                        Risks Related to Our Business

    We have no history of significant revenues, have incurred losses, could have continued losses and may never achieve or sustain profitably. If we continue to incur losses, we may have to curtail our operations, which may prevent us from selling our plastic pallets.

    We have no history of significant revenues, have not been profitable and may experience continued losses. Historically, we have relied upon cash from financing activities to fund all of the cash requirements of our business and have incurred significant losses and experienced negative cash flow. As of September 30, 2004, we had an accumulated deficit of approximately $10.0 million. For the year 2003, we incurred a net loss of $711,018 and for the year 2002, we incurred a net loss of $2,882,530. For the nine months ended September 30, 2004, we incurred a net loss of $992,218. We cannot predict when we will become profitable or if we ever will become profitable, and we may continue to incur losses for an indeterminate period of time and may never achieve or sustain profitability. An extended period of losses and negative cash flow may prevent us from successfully selling our plastic pallets.

    Our losses have resulted principally from costs incurred in connection with the development of our pallets and from costs associated with our marketing and administrative activities. Even if we are able to achieve profitability, we may be unable to sustain or increase our profitability on a quarterly or annual basis.

    A portion of the financing we have recently obtained has been placed in a restricted cash account and will be released to us over time so long as we are in compliance with our obligations in connection with the financing.

    On July 9, 2004, we completed a financing transaction with Laurus Master Fund, Ltd., or Laurus, whereby Laurus purchased from us a secured convertible term note and warrants to purchase our common stock in exchange for up to $2.5 million in cash. Of the $2.5 million in cash, approximately $775,000 has been released to us and approximately $1.7 million of the proceeds of the convertible term note remain in a restricted cash account subject to the terms of the Restricted Account Agreement and the Letter Agreement we entered into with Laurus in connection with the financing. These funds are under the control of Laurus until released to us pursuant to the Letter Agreement. The letter agreement provides for the release of funds not yet released of up to $725,000 when we provide written evidence to Laurus that we have entered into an agreement or agreements to consummate one or more purchases of certain manufacturing equipment (the amount released to us will be equal to the corresponding dollar amount necessary to purchase the equipment). The funds to be released for the equipment purchases will not be released to us if we have not first provided Laurus with evidence of satisfactory insurance for such equipment. The remaining $1.0 million will not be released to us unless we have reduced the outstanding principal amount of the secured convertible note (other than amounts still in the restricted cash account) to zero. In that event, amounts equal to outstanding principal subsequently converted into common stock will be released to us until all funds have been released. None of the funds described above will be released to us if we are in default of our obligations under the financing. The Restricted Account Agreement and the Letter Agreement containing a full description of the release of funds in the restricted account are attached as exhibits to the registration statement of which this prospectus forms a part, and we refer you to those documents for the full description. It is possible that we will never obtain control of some or all of the proceeds held in the restricted account. If this happens, our business could be materially and adversely affected.

                       Risks Related To This Offering

    Our common stock price is subject to significant volatility, which could result in substantial losses for investors and in litigation against us.

    The stock market as a whole and individual stocks, including our common stock, historically have experienced wide price and volume fluctuations. During the nine months ended September 30, 2004, the high and low closing bid prices of our common stock were $0.60 and $0.16, respectively. The market price of our common stock may exhibit significant fluctuations in the future in response to various factors, many of which are beyond our control, and which include:

    o variations in our quarterly operating results, which variations could result from, among other things, changes in the needs of one or more of our customers;

    o changes in market valuations of similar companies and stock market price and volume fluctuations generally;

    o economic conditions specific to the plastic pallet industry;

    o announcements by us or our competitors of new or enhanced products, or services or significant contracts, acquisitions, strategic relationships, joint ventures or capital commitments;

    o regulatory developments; and

    o future sales of our common stock or other debt or equity securities.

    If our operating results in future quarters fall below the expectations of market makers, securities analysts and other investors, our stock price will likely decline. Consequently, the price at which you purchase shares of our common stock may not be indicative of the price that will prevail in the trading market and you may be unable to sell your shares of common stock at or above your purchase price. In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention and resources.

    Conversion or exercise of our outstanding convertible securities could substantially dilute your investment and the existence of our convertible securities could negatively effect the price of our common stock.

    We have issued a convertible term note that is convertible at prices that are subject to adjustment due to a variety of factors, including the issuance of securities at, or at an exercise or conversion price, less than the current fixed conversion price of $0.24. As of December 10, 2004 the principal portion of the convertible term note was convertible into approximately 10,417,000 shares of our common stock (plus applicable interest, penalties and any anti-dilution adjustments). You could, therefore, experience substantial dilution of your investment as a result of the conversion of our outstanding convertible term note. We also have outstanding options to purchase up to 9,100,000 shares of our common stock and warrants to purchase up to 1,125,000 shares of our common stock that could have a dilutive effect on your shares. The existence of these securities could also mean that an increase in the trading price of a share of our common stock will result in a limited benefit to existing security holders. This possibility could negatively affect the price of our common stock.

THE FOLLOWING RISK FACTOR IS DELETED:
-------------------------------------

    Our common stock has a small public float and shares of our common stock eligible or to become eligible for public sale could adversely affect our stock price and make it difficult for us to raise additional capital through sales of equity securities.

    As of October 14, 2004, we had outstanding 18,144,156 shares of common stock, of which approximately 1,300,000 shares were unrestricted under the Securities Act of 1933, or Securities Act. We also have outstanding warrants to purchase up to 1,125,000 shares of our common stock, and an outstanding convertible term note currently convertible into approximately 16,375,000 shares of our common stock (including principal, interest, penalties and any anti-dilution adjustments). The shares underlying the convertible term note and the warrants are being registered pursuant to the registration statement of which this prospectus forms a part and will be unrestricted under the Securities Act. We cannot predict the effect, if any, that future sales of shares of our common stock into the market will have on the market price of our common stock. However, as a result of our small public float, sales of a substantial number of shares of our common stock in the public market, or the perception that sales could occur, could adversely affect the market price of our common stock. Any adverse effect on the market price of our common stock could make it difficult for us to raise additional capital through sales of equity securities at a time and at a price that we deem appropriate.

THE FOLLOWING RISK FACTOR IS ADDED TO
REPLACE THE RISK FACTOR DELETED ABOVE:
--------------------------------------

    Shares of our common stock eligible or to become eligible for public sale could adversely affect our stock price and make it difficult for us to raise additional capital through sales of equity securities.

    As of December 10, 2004, we had outstanding 20,480,520 shares of common stock. We also have outstanding options to purchase up to 9,100,000 shares of our common stock, outstanding warrants to purchase up to 1,125,000 shares of our common stock, and an outstanding convertible term note, the principal portion of which is currently convertible into approximately 10,417,000 shares of our common stock (plus applicable interest, penalties and any anti-dilution adjustments). The shares underlying the convertible term note and the warrants have been registered pursuant to the registration statement of which this prospectus forms a part and will be unrestricted under the Securities Act. We cannot predict the effect, if any, that future sales of shares of our common stock into the market will have on the market price of our common stock. However, sales of a substantial number of shares of our common stock in the public market, or the perception that sales could occur, could adversely affect the market price of our common stock. Any adverse effect on the market price of our common stock could make it difficult for us to raise additional capital through sales of equity securities at a time and at a price that we deem appropriate.

THE CAPITALIZATION TABLE IS REPLACED WITH THE FOLLOWING:
--------------------------------------------------------

                    CAPITALIZATION

    The following table sets forth our capitalization as of September 30, 2004. The information in the table below is qualified in its entirety by, and should be read in conjunction with, our consolidated financial statements and the notes relating to those statements beginning on page F-1 of this prospectus. The table excludes an estimated aggregate of approximately 11,542,000 shares of common stock that are issuable upon conversion or exercise of outstanding convertible notes and warrants as of December 10, 2004 and excludes the $2,500,000 secured convertible term note due July 9, 2007. The table also excludes 4,100,000 outstanding options to purchase our common stock at a weighted average exercise price of approximately $.94 per share and 5,000,000 outstanding options to purchase our common stock at the exercise price of $.50 per share.

                                                          September 30, 2004
                                                          ------------------

    Cash........................................................   673,417
                                                                   =======
    Long-term debt, less current portion........................      --
                                                                   =======
    Shareholders' equity:
      Common stock, $.001 par value. 250,000,000 shares
      authorized; 20,130,520 shares issued and outstanding......    20,131

      Additional paid in capital................................ 9,325,739

      Deferred compensation - fair value of vested options......   525,000

    Accumulated deficit.........................................(9,985,379)
                                                                -----------
    Stock subscription receivable...............................   (99,191)
                                                                -----------
      Total shareholders' equity (deficit)......................$ (213,700)
                                                                -----------
      Total capitalization......................................$ (213,700)
                                                                -----------


THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS SECTION IS REPLACED WITH THE FOLLOWING:
-----------------------------------------------------------------

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes and the information included under the caption "Risk Factors" included elsewhere in this prospectus. Except for historical information, the following discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions and our current beliefs regarding revenues we might earn if we are successful in implementing our business strategies. See "Special Note Regarding Forward- Looking Statements" for further information regarding forward-looking statements. Our actual results may differ materially from the results discussed in the forward-looking statements as a result of a number of factors, many of which are beyond our control, including those factors discussed under "Risk Factors" and other headings in this prospectus, which could, among other things, cause the price of our common stock to fluctuate substantially.

General Comments

    We are engaged in the business of developing, producing through subcontract manufacturers, marketing and selling plastic pallets and other material-handling products throughout the United States, Canada and South America. We subcontract the manufacture of our plastic pallets to large injection, extrusion and compression molders on a competitive bid basis. These manufacturers are selected on the basis of their equipment and manufacturing capabilities. We supply them with the molds and resins that we have developed for specific product applications.

    On July 9, 2004 we entered into a financing with Laurus Master Fund, Ltd. under which we issued a $2.5 million principal amount secured convertible term note and warrants to purchase up to 1,125,000 shares of our common stock in exchange for proceeds of $2.5 million dollars. A large portion of these proceeds is held in a restricted cash account to be released to us over time as certain events occur.

    We intend to use the proceeds of the Laurus financing to establish a more formal corporate headquarters and a production facility where, eventually, we plan to manufacture our plastic pallets. We expect the proceeds of the Laurus financing will be sufficient for us to lease space that will serve as a corporate headquarters and production facility, and to purchase equipment that will enable us to grind post-industrial and post-consumer plastic products for usage in the production of our plastic pallets. However, we do not believe that the proceeds will be sufficient for us to purchase molding equipment and presses that would fully enable us to produce our plastic pallets internally. We therefore plan to continue to outsource the manufacturing of our plastic pallets until we raise additional capital enabling us to purchase molds and presses.

    Our main method of selling our plastic pallets and material handling products is currently through our websites. Our websites include: www.rpmplasticpallets.com, www.rpmtechnologiesinc.com, www.pallet- container-quotes.com, www.shelving-quotes.com, www.locker-quotes.com, www.pallet-rack-stack-racks.com, www.plastic-pallets-usa.biz, www.plastic- pallets.com, www.plastic-pallets.org, www.plastic-pallets-usa.info and www.plastic-pallets-usa.ws. In the near future we intend to add new variations of the suffixes,"usa," "us," "com," "biz," "org," "net," "info," "us" and "ws."

    We promote our websites through a variety of techniques, including the purchase of preferred positions on searched pages from providers such as Google, MSN, Overture and others. We manage and optimize our key words on our websites to promote an optimal level of contact activity and lead volume, which is directly proportional to the preferred position placements that we are either able to buy or acquire through manipulation. We believe that having multiple websites, all linking directly or indirectly to one another, creates an internet marketing environment conducive to volume inquiries. We plan to promote our websites in vertical print media, which will be directed to shippers and warehouse management in a variety of industries.

    We also sell our plastic pallets and material handling products through sales agents and distributors. We currently have contractual relationships with five agents and/or distributors based primarily in the Midwest and Southeast regions of the United States and we intend to develop further relationships with agents and distributors in other locations as our business grows.

Operating Performance and Financial Condition

    We focus on numerous factors in evaluating our operating performance and our financial condition. In particular, in evaluating our operating performance, we focus primarily on revenues, net product margins, as well as operating expenses and net income.

    Revenue. Revenue is a key indicator of our operating performance. We closely monitor overall revenues, as well as revenues from specific customers, and seek to increase revenues by expanding sales to additional customers and expanding sales to existing customers both by increasing sales of existing products and introducing new products. As revenues increase or decrease from period to period, it is critical for management to understand and react to the various causes of these fluctuations, such as successes or failures of particular products, product pricing, customer decisions, seasonality and other causes. Where possible, management attempts to anticipate potential changes in sales revenues and seeks to prevent adverse changes and stimulate positive changes by addressing the expected causes of adverse and positive changes.

    Profit margins. Profit margins, from pallet-to-pallet and across all of our pallets as a whole, is an important measurement of our operating performance. We monitor margins on a pallet-by-pallet basis to ascertain whether particular pallets are profitable or should be phased out as unprofitable pallets. In evaluating particular levels of pallet margins on a pallet-by-pallet basis, we seek to attain a level of gross profit margin sufficient to contribute to normal operating expenses and to provide a net profit.

    Operating expenses. We focus on operating expenses to keep these expenses within budgeted amounts in order to achieve or exceed our targeted profitability. We budget certain of our operating expenses in proportion to our projected sales revenues, including operating expenses relating to production and shipping of our plastic pallets. However, most of our expenses relating to general and administrative costs and product design are essentially fixed. Deviations that result in operating expenses in greater proportion than budgeted signal to management that it must ascertain the reasons for the unexpected increase and take appropriate action to bring operating expenses back into the budgeted proportion.

    Net income. Net income is the ultimate goal of our business. By managing the above factors, among others, and monitoring our actual results of operations, our goal is to generate net income at levels that meet or exceed our targets.

    In evaluating our financial condition, we focus primarily on cash on hand, available financing, anticipated near-term cash receipts, and accounts receivable as compared to accounts payable. Cash on hand, together with our other sources of liquidity, is critical to funding our day-to-day operations.

    Funds available under our financing from Laurus Master Fund, Ltd. are also an important source of liquidity to us. In addition to utilizing such funds for non-ordinary course purchases of equipment and office space, we intend to use these funds to pay accounts payable that cannot currently be paid from our day to day operations.

    Anticipated near-term cash receipts are also regarded as a short-term source of liquidity, but are not regarded as immediately available for use until receipt of funds actually occurs.

    The proportion of our accounts receivable to our accounts payable and the expected maturity of these balance sheet items is an important measure of our financial condition. We attempt to manage our accounts receivable and accounts payable to focus on cash flows in order to generate cash sufficient to fund our day-to-day operations and satisfy our liabilities. Typically, we prefer that accounts receivable are matched in duration to, or collected earlier than, accounts payable. If accounts payable are either out of proportion to, or due far in advance of, the expected collection of accounts receivable, we will likely use our cash on hand or funds from the Laurus financing to satisfy our accounts payable obligations.

Seasonality

    We have not identified any seasonality in the sales of our plastic pallets or material handling products to date. We continue to monitor for seasonal trends in the sales of our products.

Critical Accounting Policies and Estimates

    Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of net sales and expenses for each period. The following represents a summary of our critical accounting policies, defined as those policies that we believe are the most important to the portrayal of our financial condition and results of operations and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Allowance for Doubtful Accounts

    We may maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Since our current customers consist of either large national or regional companies with good payment histories, we have not experienced any previous payment defaults with any of our current customers, our allowance for doubtful accounts is zero. We perform periodic credit evaluations of our customers and maintain allowances for potential credit losses based on management's evaluation of historical experience and current industry trends. If the financial condition of our customers were to deteriorate, resulting in the impairment of their ability to make payments, additional allowances may be required. New customers are evaluated through Dunn & Bradstreet before terms are established. Although we expect to collect all amounts due, actual collections may differ.

Results of Operations

    Comparison of Results of Operations for the Nine Months Ended September 30, 2004 and 2003

    During the nine months ended September 30, 2004, we realized revenues of approximately $1.6 million, a 105% increase over the approximately $781,000 in revenues we realized for the nine months ended September 30, 2003. This increase was due to intensified internet marketing promotion and reorders from customers.

    Cost of sales for pallet production by contract manufacturers was approximately $1.4 million for the nine months ended September 30, 2004 as compared to approximately $526,000 for the nine months ended September 30, 2003. This increase in the cost of sales was due to increases in sales to new and existing customers.

    Our gross profit margin for the nine months ended September 30, 2004 was 13.6% as opposed to 33.0% for the same period during 2003. The decrease was due to increased competition and price-driven market conditions. We believe that our gross profit percentage will stabilize when we grind and supply our own resin requirements, which we intend to accomplish in the fourth quarter of 2004; however, fluctuations in our raw material costs which we may or may not be able to pass on through price increases may impact our future gross profit margin.

    For the nine months ended September 30, 2004, we had total operating expenses of approximately $1.2 million, as opposed to total operating expenses of approximately $565,000 for the same period in 2003. The increase is primarily attributable to an increase in general and administrative expenses in the amount of $585,000, or 332%, to $761,000 for the nine months ended September 30, 2004 from $176,000 for the nine months ended September 30, 2003. The above operating expenses also include charges to operations for depreciation expense of approximately $49,000 for each of the nine month periods ended September 30, 2004 and 2003. We have undertaken activities to acquire new injection molds for the manufacture of new products as capital is available. Accordingly, we anticipate increases in depreciation expense in future periods related to these new molds as they are acquired and placed into service.

    We experienced a net loss of approximately $(992,000) for the nine months ended September 30, 2004 as opposed to $(307,000) for the nine months ended September 30, 2003. We recognized a net loss per weighted-average share of common stock outstanding of approximately $(0.06) and $(0.03), respectively, in the same periods.

    Comparison of Results of Operations for the Fiscal Years Ended December 31, 2003 and 2002

    Revenues for the years ended December 31, 2003 and December 31, 2002 increased by $1,270,069 or 571% from $222,241 in 2002 to $1,492,310 in 2003.
Growth in revenues is attributable to repeat orders from customers, the acquisition of new customers and continuing marketing and e-commerce promotion.

    Cost of sales for the year 2003 was $1,049,781 as compared to $146,344 for the year 2002, an increase of $903,437 or 617%. The following factors contributed to the increase in cost of sales. The increase in product sales contributed directly to the increase in cost of sales.

    Total operating expenses decreased by $1,804,935 or 61% to $1,153,547 for the year 2003 as compared to $2,958,427 for the year 2002. This decrease was primarily due to decreases in professional and consulting services and expenses associated with capital stock issuances in the year 2003, which expenses totaled $0 in 2003 as compared to approximately $529,000 in 2002.

    Net loss for the year 2003 decreased by $2,175,512 or 74% to $711,018 as compared to a net loss of $2,882,530 for the year 2002. We attribute this decrease mainly to an increase in revenues of 671% from $222,241 in 2002 to $1,492,310 in 2003. Another contributing factor to the large decrease in net loss was the 56% decrease in consulting fees from $479,684 in 2002 to $269,431 in 2003, and an 82% decrease in compensation expense related to common stock issuances at less than fair value, which was $1,396,513 in 2002 and $249,406 in 2003.

    Total current liabilities increased from $587,900 as of December 31, 2002 to $946,005 as of December 31, 2003, a 61% increase. This increase was largely due to increased accrued officer compensation, which was $380,000 in the year 2002 and $656,161 in the year 2003. There is currently no pressure to pay this accrued compensation, which consists mainly of unpaid salaries of Randy Zych and Charles Foerg. However, we plan to pay these salaries as funds become available to do so. We will not, however, pay these salaries out of the funds obtained from the Laurus financing.

    Total current assets increased by 157%, with $256,589 total current assets as of December 31, 2002 and $659,145 total current assets at December 31, 2003. This increase is partially attributable to an increase in the amount of accounts receivable, which was $139,800 as of December 31, 2003 and $342,912 as of December 31, 2003. The increase in accounts receivable is consistent with the increase in overall sales revenue during the year 2003 as compared to the year 2002. The increase in total current assets is also attributable to an increase in the cash on hand and in the bank as of the respective year ends, $105,689 as of December 31, 2002 and $316,233 as of December 31, 2003.

Liquidity and Capital Resources

    At September 30, 2004, December 31, 2003 and September 30, 2003, we had cash on hand of approximately $673,000, $316,000 and $286,000, respectively. We had a working capital (deficit) of approximately $(869,000), $(257,000) and $(256,000), respectively, for the same comparative periods. Included in the working capital deficit is cumulative accrued compensation to our executive officers of approximately $805,000, $626,000 and $563,000, respectively, for the same comparative periods. There currently exists no pressure for us to begin retiring this compensation debt; however, as capital is available, management anticipates reducing this liability through either cash payments, issuances of our common stock or a combination of both.

    During the year ended 2003 and the year-to-date through September 30, 2004, we have financed our operations through cash generated through sales of our products and through private placements of our equity securities.

    On July 9, 2004, we entered into a financing with Laurus Master Fund, Ltd. whereby we issued to Laurus a secured convertible term note and warrants to purchase up to 1,125,000 shares of our common stock in exchange for $2.5 million, much of which has been placed in a restricted cash account and will be released to us as certain events occur.

    We believe current and future available capital resources, revenues generated from operations, and other existing sources of liquidity, including the Laurus financing, will be sufficient to fund our anticipated working capital and capital expenditure requirements for at least the next twelve months.

    Our continued operations are dependent on maintaining adequate sources of liquidity through accounts receivable collections and/or the future availability of new debt and/or equity financing.

Restatement of Financial Statements

    In conjunction with a change in securities counsel during the second quarter of 2004, management discovered that an amendment to our Certificate of Incorporation to allow for the issuance of preferred stock had not been properly approved and effectuated in accordance with Delaware law. Accordingly, the September 3, 2002 transaction issuing preferred stock was invalid.

    We are restating our financial statements for all quarterly and annual periods, commencing with the Annual Report on Form 10-KSB for the period ended December 31, 2002 through the quarterly period ended March 31, 2004. The balance sheet was restated to reverse the previously recorded transaction where preferred stock was issued to certain of our officers as partial payment for accrued compensation. There was no change to the previously reported results of operations for any of the aforementioned periods.

    The effect of this transaction affects the presentation of accrued officers compensation, the par value of preferred stock and additional paid-in capital only. All references to outstanding Preferred Stock have been deleted from our financial statements.

RPM TECHNOLOGIES, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Financial Statements as of and for the Three and
Nine Months Ended September 30, 2004 and 2003
------------------------------------------------------------------------------

                                                                          Page
                                                                          ----
Balance Sheets at September 30, 2004 (unaudited) and
December 31, 2003 (as restated)                                           F-1

Statements of Operations and Comprehensive Income
for the Three and Nine Months Ended September 30, 2004
(unaudited) and 2003 (unaudited)                                          F-2

Statements of Cash Flows for the Nine Months Ended
September 30, 2004 (unaudited) and 2003 (unaudited)                       F-3

Notes to Financial Statements (unaudited)                                 F-4

                             RPM Technologies, Inc.
                              Balance Sheets
                 September 30, 2004 (unaudited) and December 31, 2003


                                                                (As Restated)
                                                 September 30,   December 31,
                                                     2004           2003
                                                 -------------  --------------
                                  ASSETS
                                  ------
Current Assets
  Cash on hand and in bank                       $   673,417    $   316,233
   Accounts receivable - Trade and Other             260,901        342,912
   Inventory - at lower of cost or market             53,001              -
                                                  ----------     ----------
      Total current assets                           987,319        659,145
                                                  -----------    ----------
Property and Equipment - at cost
   Molds, tools and dies                             648,239        648,239
   Manufacturing equipment                           290,000
   Computer equipment                                 14,000         14,000
                                                  ----------     ----------
                                                     952,239        662,239
   Accumulated depreciation                         (316,384)      (267,766)
                                                  -----------     ----------
       Net Property and Equipment                    635,855        394,473
                                                  -----------     ----------
Other Assets                                          19,281          4,822
                                                  -----------     -----------
Total Assets                                      $ 1,642,455     $1,058,440
                                                  ===========     ===========

                  LIABILITIES AND SHAREHOLDERS' EQUITY
                  ------------------------------------
Current Liabilities
  Convertible note payable                        $    676,000
  Note payable                                          50,000    $     50,000
  Accounts payable - trade                             311,351         229,954
  Accrued interest payable                              13,644           9,890
  Accrued officer compensation                         805,160         656,161
                                                   -----------     -----------
    Total Current Liabilities                        1,856,155         946,005
                                                   -----------     ------------
Commitments and Contingencies

Shareholders' Equity
  Common stock - $0.001 par value.
    250,000,000 shares authorized.
    20,130,520 and 13,497,156 shares
    issued and outstanding, respectively                20,131           13,497
  Additional paid-in capital                         9,325,739        8,671,279
  Deferred compensation - fair value of vested
                          options                      525,000          525,000
  Accumulated deficit                               (9,985,379)      (8,993,161)
                                                    ----------       -----------
                                                      (114,509)         216,615
                                                    -----------      -----------
  Stock subscription receivable                       ( 99,191)        (104,180)
                                                    -----------     ------------
    Total shareholders' equity                       (213,700)          112,435
                                                  -------------     ------------
 Total Liabilities and Shareholders' Equity       $ 1,642,455       $ 1,058,440
                                                  =============     ============

The financial information presented herein has been prepared by management without audit by independent certified public accountants.

The accompanying notes are an integral part of these financial statements.

                            RPM Technologies, Inc.
                  Statements of Operations and Comprehensive Income
                  Three and Nine months ended September 30, 2004 and 2003

                                  (Unaudited)

                                                 Three months  Three months    Nine months    Nine months
                                                    ended         ended          ended         ended
                                                September 30,  September 30,   September 30, September 30,
                                                    2004          2003           2004          2003
                                                -------------  -------------  ------------- -------------
Revenues                                           $687,763     $501,692       $1,607,588     $781,488

Cost of Sales                                       595,786      342,690        1,394,443      525,875
                                                   --------     --------         --------     --------
Gross Profit                                         91,977      159,002          210,145      257,613
                                                   --------     --------         --------     --------
Expenses

  Research and development costs                      -             -                 -           -
  Sales and marketing expenses                       45,324       21,217          164,906       66,106
  Payroll and related expenses                       73 514      102,001          220,544      220,925
  General and administrative expenses               286,860      133,249          760,823      175,684
  Interest expense                                    4,979        1,000            7,472        3,000
  Depreciation                                       16,206       16,206           48,618       48,618
  Compensation expense related to
    common stock issuances at less
    than "fair market value"                              -       50,536                -       50,536
                                                   --------     --------         --------     --------
    Total operating expenses                        426,883      324,209        1,202,363      564,869
                                                   --------     --------         --------     --------
Loss from operations                               (334,906)    (165,207)        (992,218)    (307,256)
                                                   --------     --------          --------     --------
Loss before Income Taxes                           (334,906)   (334,906)         (992,218)    (307,256)
                                                   --------     --------          --------     --------
Net Loss                                           (334,906)   (334,906)         (992,218)    (307,256)
                                                   ---------    --------          ----------   --------
Comprehensive Loss                                $(334,906)  $(165,207)        $(992,218)   $(307,256)
                                                   =========   ==========         ==========  =========
Loss per weighted-average share of
  common stock outstanding,
  computed on Net Loss - basic
  and fully diluted                               $  (0.02)   $   (0.02)        $   (0.06)  $  (0.03)
                                                      -----       ------             -----      -----
Weighted-average number of shares
  of common stock outstanding                      19,304,008    10,737,563      16,093,687   10,206,964
                                                   ==========    =========       ==========    =========

              The financial information presented herein has been prepared by management without audit by independent certified public accountants.
            The accompanying notes are an integral part of these financial statements.

                                       RPM Technologies, Inc.
                                     Statements of Cash Flows
                           Nine months ended September 30, 2004 and 2003

                                          (Unaudited)

                                                        Nine months    Nine months
                                                          ended         ended
                                                       September 30, September 30,
                                                           2004          2003
                                                       -------------  -------------
Cash Flows from Operating Activities
  Net Loss                                              $(992,218)    $(307,255)
  Adjustments to reconcile net income to net cash
    provided by operating activities
    Depreciation                                           48,618        48,618
    Consulting fees paid with common stock                683,083        75,000
    Compensation expense related to common
      stock issuances at less than "fair value"                 -        50,536
    (Increase) Decrease in
      Accounts receivable - trade and other                82,011      (126,718)
      Inventory                                           (53,001)       (6,889)
      Prepaid expenses and other                          (11,959)            -
    Increase (Decrease) in
      Accounts payable and other                           81,397)       48,993
      Accrued interest payable                              3,754         3,000
      Accrued officers compensation                       148,999       152,940
                                                         ---------      --------
Net cash used in operating activities                      (9,316)      (61,775)

Cash Flows from Investing Activities
  Purchase of property and equipment                     (290,000)      (11,260)
                                                         ---------      --------
Net cash used in investing activities                    (290,000)      (11,260)
                                                         ---------      --------
Cash Flows from Financing Activities
  Proceeds from convertible notes                         676,500
  Cash paid to acquire capital                           (109,500)      (30,000)
  Proceeds from sales of common stock                      90,000       280,000
                                                         ---------      --------
Net cash provided by financing activities                 656,500       250,000
                                                         ---------      --------
Increase in Cash and Cash Equivalents                     357,233       176,965

Cash and cash equivalents at beginning of period          316,233       105,689
                                                         ---------      --------
Cash and cash equivalents at end of period               $673,417      $282,654
                                                         =========     ========

Supplemental Disclosures of Interest and Income Taxes Paid
  Interest paid during the period                        $      -     $      -
                                                          ========     ========
  Income taxes paid (refunded)                           $   3,718    $      -
                                                          ========     ========

              The financial information presented herein has been prepared by management without audit by independent certified public accountants.
              The accompanying notes are an integral part of these financial statements.

  RPM Technologies, Inc.
  Notes to Financial Statements

Note A - Organization and Description of Business

RPM Technologies, Inc. (the "Company") was incorporated on April 10, 1996 in accordance with the laws of the State of Delaware as Mann Enterprise, Inc.

The Company is in the business to develop, produce, market and sell plastic pallets to various unrelated entities located throughout the United States, Canada, Central and South America. The Company has developed what it believes is a proprietary process for the manufacture of plastic pallets at costs comparable to those currently in use constructed of wood which will meet current and future anticipated environmental standards, encourage the preservation of trees and promote plastic recycling.

Note B - Restatement of Financial Information

In conjunction with a change in securities counsel during the 2nd quarter of 2004, management discovered that an amendment to the Company's Articles of Incorporation to allow for the issuance of preferred stock had not been properly approved and effected in accordance with Delaware law. Accordingly, the September 3, 2002 transaction issuing preferred stock was invalid.

The Company is restating its financial statements for all quarterly and annual periods, commencing with the Annual Report on Form 10-KSB for the period ended December 31, 2002 through the quarterly period ended March 31, 2004. The balance sheet will be restated to reverse the previously recorded transaction where preferred stock was issued to Company officers as partial payment on accrued officers compensation. There will be no change to the previously reported results of operations for any of the aforementioned periods.

The effect of this transaction affects the presentation of accrued officers compensation, the par value of preferred stock and additional paid-in capital only. All references to preferred stock have been deleted from the Company's restated financial statements.

Note C - Preparation of Financial Statements

The Company follows the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and has a year-end of December 31.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that 1) recorded transactions are valid; 2) valid transactions are recorded; and 3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented.

During interim periods, the Company follows the accounting policies set forth in its annual audited financial statements filed with the U. S. Securities and Exchange Commission on its Annual Report on Form 10-KSB for the year ended December 31, 2003. The information presented within these interim financial statements may not include all disclosures required by generally accepted accounting principles and the users of financial information provided for interim periods should refer to the annual financial information and footnotes when reviewing the interim financial results presented herein.

  RPM Technologies, Inc.
  Notes to Financial Statements - Continued

Note C - Presentation of Financial Statements - Continued

In the opinion of management, the accompanying interim financial statements, prepared in accordance with the U. S. Securities and Exchange Commission's instructions for Form 10-QSB, are unaudited and contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations and cash flows of the Company for the interim periods presented. The current period results of operations are not necessarily indicative of results which ultimately will be reported for the full fiscal year ending December 31, 2004.

For segment reporting purposes, the Company operated in only one industry segment during the periods represented in the accompanying financial statements and makes all operating decisions and allocates resources based on the best benefit to the Company as a whole.

Note D - Summary of Significant Accounting Policies

1.    Cash and cash equivalents

The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

  RPM Technologies, Inc.
  Notes to Financial Statements - Continued

Note D - Summary of Significant Accounting Policies - Continued

2.    Property and equipment

Property and equipment is recorded at cost and is depreciated on a straight-line basis, over the estimated useful lives (generally 3 to 10 years) of the respective asset. Major additions and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Maintenance, repairs, and minor improvements are charged to expense as incurred.

3.    Organization and reorganization costs

The Company has adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all organizational and initial costs incurred with the incorporation and initial capitalization of the Company were charged to operations as incurred.

4.    Research and development expenses

Research and development expenses are charged to operations as incurred.

5.    Advertising expenses

The Company does not utilize direct solicitation advertising. All other advertising and marketing expenses are charged to operations as incurred.

6.    Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. At September 30, 2004 and 2003, the deferred tax asset and deferred tax liability accounts, as recorded when material, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization.

7.    Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the respective period presented in the Company's accompanying financial statements. Fully diluted earnings (loss) per share is computed similar to basic income (loss) per share except that the denominator is increased to include the number of common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method, at either the beginning of the respective period presented or the date of issuance, whichever is later, and only if the common stock equivalents are considered dilutive based upon the Company's net income (loss) position at the calculation date.

At September 30, 2004, the Company's outstanding common stock equivalents in the form of either stock options or warrants are considered antidilutive due to the Company's net operating loss position.


Note E - Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and notes payable, as applicable, approximates fair value due to the short term nature of these items and/or the current interest rates payable in relation to current market conditions.

  RPM Technologies, Inc.
  Notes to Financial Statements - Continued

Note E - Fair Value of Financial Instruments - Continued

Interest rate risk is the risk that the Company's earnings are subject to fluctuations in interest rates on either investments or on debt and is fully dependent upon the volatility of these rates. The Company does not use derivative instruments to moderate its exposure to interest rate risk, if any.

Financial risk is the risk that the Company's earnings are subject to fluctuations in interest rates or foreign exchange rates and are fully dependent upon the volatility of these rates. The company does not use derivative instruments to moderate its exposure to financial risk, if any.

Note F - Concentrations of Credit Risk

The Company maintains its cash accounts in a financial institution subject to insurance coverage issued by the Federal Deposit Insurance Corporation (FDIC). Under FDIC rules, the Company is entitled to aggregate coverage of $100,000 per account type per separate legal entity per financial institution. During each of the years ended December 31, 2003 and 2002, respectively, and each of the three and nine months ended September 30, 2004 and 2003, respectively, the Company maintained deposits in various financial institutions with credit risk exposures in excess of statutory FDIC coverage. The Company has incurred no losses during 2004 or 2003 as a result of any unsecured bank balance.

Note G - Property and Equipment

Property and equipment consist of the following components at September 30, 2004 and 2003, respectively:

                            September 30, September 30,
                               2004          2003        Estimated life
                             ----------     --------      --------------
Molds, tools and dies        $648,239       $648,239        10 years
Manufacturing equipment       290,000              -        15 -20 years
Computer equipment             14,000         14,000        3 years
                             --------       --------
                              952,239        662,239
Accumulated depreciation     (316,384)      (251,560)
                             ---------      ---------
Net property and equipment    $635,855      $410,679
                             =========      =========

Depreciation expense for the nine months ended September 30, 2004 and 2003, respectively, was approximately $48,618 and $48,618.

Note H - Convertible Notes

On July 9, 2004, the Company entered into a financing transaction whereby the Company issued $2,500,000 in principal amount of a secured convertible term note due July 9, 2007 to Laurus Master Fund, Ltd. (Note Purchaser) in exchange for gross proceeds of $2,500,000 in cash. The Company also issued warrants to purchase up to an aggregate of 1,125,000 shares of the Company's common stock to the Note Purchaser. The Company's obligations under the financing are secured by a first priority lien over all of its assets in favor of the Note Purchaser. The convertible term note bears interest at an annual rate equal to the prime rate published from time to time in The Wall Street Journal plus 3%. However, amounts held in the restricted account bear interest at 1% per annum until released to the Company. The initial conversion price of the debentures is equal to $0.24 per share, and is subject to adjustment under certain circumstances, including if the Company makes certain issuances of stock in the future at a price below the conversion price.

The $2,200,000 proceeds of the convertible term note has been placed in a restricted cash account subject to the terms of the Restricted Account Agreement and the Letter Agreement the Company entered into with the Note Purchaser in connection with the financing. These funds are under the control of the Note Purchaser until released to the Company pursuant to the Letter Agreement, including under the following circumstances: (a) $100,000 will be released to the Company when (1) either the Company has provided evidence to the Note Purchaser that it has obtained general liability insurance with a coverage limit of at least $1,200,000 or (2) the Note Purchaser has determined that such insurance is not customary with respect to the Company's business operations; (b) $100,000 will be released to the Company when it has entered into a lease on commercially reasonable terms for a corporate headquarters and operational and manufacturing facility; (c) $100,000 will be released to the Company when it has filed with the Securities and Exchange Commission a Registration Statement registering for resale the shares of its common stock underlying the convertible term note and the warrants issued to the Note Purchaser in connection with the financing; and (d) up to $1,000,000 will be released to the Company when it has provided written evidence to the Note Purchaser that it has entered into an agreement or agreements to consummate one or more purchases of certain manufacturing equipment (the amount released to the Company will be equal to the corresponding dollar amount necessary to purchase the equipment).

The funds to be released to the Company for the equipment purchases will not be released to the Company if it has not first (1) provided the Note Purchaser with evidence of satisfactory insurance for such equipment, and (2) entered into the lease as described above. None of the funds described above will be released to the Company if it is in default of its obligations under the financing.

During the period beginning July 9, 2004 and ending 270 days thereafter, the Note Purchaser may elect to purchase an additional note from the Company in an amount up to $960,000 on substantially identical terms to those of the convertible term note described above.

  RPM Technologies, Inc.
  Notes to Financial Statements - Continued

Note H - Convertible Notes - Continued

The above description is not a complete description of the material terms of the financing, and is qualified in its entirety by reference to the agreements entered into in connection with the financing which were included in the Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 12, 2004.

Note I - Note Payable

Note Payable consists of the following at September 30, 2004 and 2003, respectively:

                                             September 30,  September 30,
                                                 2004         2003
                                                --------    --------
$50,000 note payable to an individual.
Interest at 10.0% per annum. Principal
and all accrued, but unpaid, interest is
due at maturity in November 2002. Unsecured.
The outstanding principal and accrued
interest may be converted into the Company's
common stock at a 50% discount to the 7-day
average closing price following the lender's
written notice of conversion.  The lender
has recognized the delinquency in payment by
the Company and has verbally notified
management of his intent to convert the
balance to common stock at a future date.
No payment demand has been made by the lender.    $50,000     $50,000


  (Remainder of this page left blank intentionally)

  RPM Technologies, Inc.
  Notes to Financial Statements - Continued


Note J - Income Taxes

As of September 30, 2004, the Company had a net operating loss carryforward of approximately $3,410,000 to offset future taxable income. Subject to current regulations, this carryforward will begin to expire in 2018. The amount and availability of the net operating loss carryforwards may be subject to limitations set forth by the Internal Revenue Code. Factors such as the number of shares ultimately issued within a three year look-back period; whether there is a deemed more than 50 percent change in control; the applicable long-term tax exempt bond rate; continuity of historical business; and subsequent income of the Company all enter into the annual computation of allowable annual utilization of the carryforwards.

The Company's income tax expense (benefit) for the nine months ended September 30, 2004 and 2003, respectively, differed from the statutory federal rate of 34 percent as follows:

                                                        Nine months     Nine months
                                                            ended         ended
                                                       September 30,    September 30,
                                                           2004           2003
                                                       -------------   ---------------
  Statutory rate applied to income before income taxes    $(337,000)     $(104,000)
  Increase (decrease) in income taxes resulting from:
    State income taxes    -     -
    Compensation expense related to common stock
      issuances at less than "fair value"                     -             17,000
    Other, including reserve for deferred tax asset
      and application of net operating loss carryforward    337,000         87,000
                                                          ----------    -----------
      Income tax expense                                  $   -          $     -
                                                          ==========    ============

Temporary differences, consisting primarily of statutory deferrals of expenses for pre-operations interest expense, research and development expenses and start-up costs and statutory differences in the depreciable lives for property and equipment, between the financial statement carrying amounts and tax bases of assets and liabilities give rise to deferred tax assets and liabilities as of September 30, 2004 and 2003, respectively:


  (Remainder of this page left blank intentionally)

  RPM Technologies, Inc.
  Notes to Financial Statements - Continued

Note J - Income Taxes - Continued

                                        September 30, September 30,
                                            2004            2003
                                        ------------  -------------
Deferred tax assets
Net operating loss carryforwards        $1,160,000    $1,175,000
Less valuation allowance                (1,160,000)   (1,175,000)
                                        -----------   -----------
  Net Deferred Tax Asset                $     -       $     -

For the nine months ended September 30, 2004 and 2003, respectively, the valuation allowance increased by the approximate following amounts over the previously reported balances for the years ended December 31, 2003 and 2002:
$(166,000) and $135,000.

Note K - Common Stock Transactions

In March 2002, the Company's shareholders approved an additional modification to the Company's Articles of Incorporation to authorize the issuance of up to 50,000,000 shares of $0.001 par value Preferred Stock. The effect of these actions is reflected in the accompanying financial statements as of the first day of the first period presented.

In January 2002, the Company sold 300,000 shares of restricted, unregistered common stock to a consultant (Lone Wolf Business Services) for $45,000 cash.

In March 2002, the Company issued an aggregate of 480,000 shares of common stock to three consultants, (Lone Wolf Business Services, Jamie Spangler, John Dennee and P & L Trading, Co., Inc.) providing various management and financial consulting services. These transactions were valued at aggregate amount of approximately $456,000, which approximates the "fair value" of the services provided. 280,000 shares were issued to two consultants (Lone Wolf, Spangler, and Dennee) pursuant to the Company's 2002 Stock Option Plan, filed as a component of the Company's Registration Statement on Form S-8 in February 2002. The remaining 200,000 shares were restricted common stock (P & L).

In April 2002, the Company issued 500,000 shares of restricted common stock at a price of $0.10 per share ($50,000) to a group of accredited investors (represented by P & L Trading Co., Inc.). Included with each share were two warrants to purchase one (1) share of restricted common stock each; a Class A Warrant to purchase one (1) share of restricted common stock at a price of $3.00 per share; and one (1) Class B Warrant to purchase one (1) share of restricted share of common stock at a price of $4.00 per share, both exercisable until March 1, 2004.

In July 2002, the Company issued 824,500 shares of restricted common stock to two consultants providing investment banking, financial, management and business consulting services. These transactions were valued at $82,450, which approximates the "fair value" of the services provided.

In August 2002, the Company issued 500,000 shares of restricted common stock at a price of $0.10 per share ($50,000) to a group of accredited investors (represented by P & L Trading Co., Inc.). Included with each share were two warrants to purchase one (1) share of restricted common stock each; a Class A Warrant to purchase one (1) share of restricted common stock at a price of $3.00 per share; and one (1) Class B Warrant to purchase one (1) share of restricted share of common stock at a price of $4.00 per share, both exercisable until March 1, 2004.

In August and September 2002, the Company issued 288,000 and 1,000,00 shares of restricted common stock to a public relations firm for various consulting services valued at $272,000. On December 2, 2002, the Company canceled these 1,000,000 shares due to non-performance by the consultant of the services contracted.

In September 2002, the Company issued 250,000 shares of restricted common stock at a price of $0.10 per share ($50,000). Included with each share were two warrants to purchase one (1) share of restricted common stock each; a Class A Warrant to purchase one (1) share of restricted common stock at a price of $3.00 per share; and one (1) Class B Warrant to purchase one (1) share of restricted share of common stock at a price of $4.00 per share, both exercisable until March 1, 2004.

In September 2002 the Company issued 500,000 shares of restricted common stock valued at $50,000 to the Company's Chairman, Randy Zych in payment of a signing bonus set forth in a new Employment Agreement dated September 1, 2002.

In September 2002 the Company issued 500,000 shares of restricted common stock valued at $50,000 to the Company's President, Charles Foerg in payment of a signing bonus set forth in a new Employment Agreement dated September 1, 2002.

From November through December 31, 2002 the Company issued 2,500,000 shares pursuant to an Option Agreement sell 2,500,000 shares at a price of $0.10 per share, for $250,000 to a group of accredited investors (represented by P & L Trading Co, Inc.). Included with each share were one warrant to purchase one
(1) share of restricted common stock each; a Class B Warrant to purchase one
(1) share of restricted common stock at a price of $4.00 per share exercisable until March 1, 2004.

On May 19, 2003, the Company issued 200,000 shares of restricted, unregistered common stock and 200,000 shares of free-trading stock to Lone Wolf Business Services for providing business consulting services. This transaction was valued at $50,000 (or $0.13 per share), which was below the discounted "fair value" of the Company's common stock based on the quoted closing price of the Company's common stock on the date of the respective transaction. The differential between the discounted "fair value" (approximately $0.12 per share) and the selling price resulted in a charge to operations of approximately $50,000 for compensation expense related to common stock issuances at less than "fair value".

On May 27, 2003, the Company sold an aggregate 60,000 shares of restricted, unregistered common stock to a group of private investors, who were also existing Company shareholders, for gross proceeds of approximately $30,000 (or $0.50 per share), which approximates the discounted "fair value" of the Company's common stock based on the quoted closing price of the Company's common stock on the date of the respective transaction.

On May 27, 2003, the Company sold 200,000 shares of restricted, unregistered common stock to a group of investors represented by P&L Trading Co., Inc. for gross proceeds of approximately $23,000 (or $0.115 per share), which was below the discounted "fair value" of the Company's common stock based on the quoted closing price of the Company's common stock on the date of the respective transaction. The differential between the discounted "fair value" (approximately $0.02 per share) and the selling price resulted in a charge to operations of approximately $4,000 for compensation expense related to common stock issuances at less than "fair value".

On June 20, 2003, the Company issued 100,000 shares of restricted, unregistered common stock to Lone Wolf Business Services for providing business consulting services. This transaction was valued at $12,500 (or $0.13 per share), which was below the discounted "fair value" of the Company's common stock based on the quoted closing price of the Company's common stock on the date of the respective transaction. The differential between the discounted "fair value" (approximately $0.12 per share) and the selling price resulted in a charge to operations of approximately $12,500 for compensation expense related to common stock issuances at less than "fair value".

On June 20, 2003, the Company sold 300,000 shares of restricted, unregistered common stock to a group of investors represented by P&L Trading Co., Inc. for gross proceeds of approximately $45,000 (or $0.15 per share), which was below the discounted "fair value" of the Company's common stock based on the quoted closing price of the Company's common stock on the date of the respective transaction. The differential between the discounted "fair value" (approximately $0.10 per share) and the selling price resulted in a charge to operations of approximately $30,000 for compensation expense related to common stock issuances at less than "fair value".

On July 25, 2003, the Company sold 400,000 shares of restricted, unregistered common stock to a group of investors represented by P&L Trading Co., Inc. for gross proceeds of approximately $50,000 (or $0.13 per share), which was below the discounted "fair value" of the Company's common stock based on the quoted closing price of the Company's common stock on the date of the respective transaction. The differential between the discounted "fair value" (approximately $0.05 per share) and the selling price resulted in a charge to operations of approximately $20,000 for compensation expense related to common stock issuances at less than "fair value".

  RPM Technologies, Inc.
  Notes to Financial Statements - Continued


Note K - Common Stock Transactions - Continued

On August 20, 2003, the Company sold 300,000 shares of restricted, unregistered common stock to a group of investors represented by P&L Trading Co., Inc. for gross proceeds of approximately $37,500 (or $0.13 per share), which was below the discounted "fair value" of the Company's common stock based on the quoted closing price of the Company's common stock on the date of the respective transaction. The differential between the discounted "fair value" (approximately $0.07 per share) and the selling price resulted in a charge to operations of approximately $22,500 for compensation expense related to common stock issuances at less than "fair value".

On August 28, 2003, the Company sold 300,000 shares of restricted, unregistered common stock to a group of investors represented by P&L Trading Co., Inc. for gross proceeds of approximately $37,500 (or $0.13 per share), which was below the discounted "fair value" of the Company's common stock based on the quoted closing price of the Company's common stock on the date of the respective transaction. The differential between the discounted "fair value" (approximately $0.02 per share) and the selling price resulted in a charge to operations of approximately $7,500 for compensation expense related to common stock issuances at less than "fair value".

On September 7, 2003, the Company issued 200,000 shares of restricted, unregistered common stock and 200,000 shares of free-trading stock to Lone Wolf Business Services for providing business consulting services. This transaction was valued at $75,000 (or $0.18 per share), which approximates the discounted "fair value" of the Company's common stock based on the quoted closing price of the Company's common stock on the date of the respective transaction.

On September 12, 2003, the Company issued 35,715 shares of restricted, unregistered common stock to an individual to acquire the licensing rights of certain pallet handling technology. This transaction was valued at approximately $4,821, which approximates the discounted "fair value" of the Company's common stock based on the quoted closing price of the Company's common stock on the date of the respective transaction.

On September 16, 2003, the Company issued 500,000 shares of restricted, unregistered common stock to a group of investors represented by P&L Trading Co., Inc. for gross proceeds of approximately $62,500 (or $0.13 per share), which approximates the discounted "fair value" of the Company's common stock based on the quoted closing price of the Company's common stock on the date of the respective transaction.

On October 10, 2003, the Company sold 48,428 shares of restricted, unregistered common stock to an accredited investor for gross proceeds of approximately $6,780 (or $0.14 per share), which the discounted "fair value" of the Company's common stock based on the quoted closing price of the Company's common stock on the date of the respective transaction. The differential between the discounted "fair value" (approximately $0.06 per share) and the selling price resulted in a charge to operations of approximately $2,905 for compensation expense related to common stock issuances at less than "fair value".

On October 14, 2003, the Company sold 500,000 shares of restricted, unregistered common stock to a group of investors represented by P&L Trading Co., Inc. for gross proceeds of approximately $50,000 (or $0.10 per share), which was below the discounted "fair value" of the Company's common stock based on the quoted closing price of the Company's common stock on the date of the respective transaction. The differential between the discounted "fair value" (approximately $0.20 per share) and the selling price resulted in a charge to operations of approximately $100,000 for compensation expense related to common stock issuances at less than "fair value".

On December 1, 2003, the Company issued 500,000 shares into escrow to be used as collateral on a prospective credit arrangement. As of December 31, 2003, this prospective loan has not materialized and these shares are have not been "fully paid and assessable" and, accordingly, are not included in the issued and outstanding totals in the accompanying financial statements. As of June 30, 2004, the Company has undertaken steps to recover this stock certificate and return these share to "unissued" status.

In the first nine months of 2004, the Company issued approximately 4,536,364 shares (650,000 registered shares and 3,886,364 unregistered, restricted shares) to various consultants for services valued at approximately $497,373, which approximates the discounted "fair value" of the Company's common stock based on the quoted closing price of the Company's common stock on the date of each respective transaction.

  RPM Technologies, Inc.
  Notes to Financial Statements - Continued


Note K - Common Stock Transactions - Continued

During the first nine months of 2004, the Company sold approximately 1,992,000 shares of restricted, unregistered shares of common stock for aggregate proceeds of approximately $229,300, which approximates the discounted "fair value" of the Company's common stock based on the quoted closing price of the Company's common stock on the date of each respective transaction. As of September 30, 2004, the Company has yet to receive approximately $99,191 in cash proceeds related to these sale transactions.

On June 30, 2004, the Company issued an additional 5,000 shares of restricted, unregistered common stock to an individual as additional compensation related to the previously acquired licensing rights of certain pallet handling technology. This new transaction was valued at approximately $2,500, which approximates the discounted "fair value" of the Company's common stock based on the quoted closing price of the Company's common stock on the date of the respective transaction.

Where appropriate, the Company relied upon Section 4(2) of The Securities Act of 1933, as amended, for an exemption from registration on these shares.

Note L - Stock Options

2002 Stock Option Plan

On February 28, 2002, the Company filed a Registration Statement on Form S-8 to register 300,000 shares of common stock to support the 2002 Stock Option Plan (the "2002 Plan"). Under the 2002 Plan, the Company may grant options, from time to time, to acquire shares of common stock to employees of the Company or its subsidiaries. In addition, at the discretion of the Board of Directors, options to acquire common stock of the Company may from time to time be granted under the 2002 Plan to other individuals, including consultants or advisors, who contribute to the success of the Company or its subsidiaries and are not employees of the Company or its subsidiaries, provided that bona fide services shall be rendered by consultants and advisors and such services shall not be in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market in the Company's securities.

The purpose of the 2002 Plan is intended to aid the Company in maintaining and developing a management team, and in attracting new personnel as needed and to provide such personnel with an incentive to remain employees of the Company, to use their best efforts to promote the success of the Company's business, and to provide them with an opportunity to obtain or increase a proprietary interest in the Company. It is also designed to permit the Company to reward those individuals who are not employees of the Company but who management perceives to have contributed to the success of the Company, or who are important to the continued business and operations of the Company.

The 2002 Plan will be administered by the Company's Board of Directors.   The
Board of Directors may further delegate administration of the 2002 Plan or specific administrative duties with respect to the 2002 Plan on such terms and to such committees of the Board as it deems proper. The issuance of any options will be approved as specified by the Company's Board of Directors.

The Board of Directors has initially allocated a total of 300,000 shares of common stock to the 2002 Plan. The number of shares of common stock subject to, or issued pursuant to, options granted under the 2002 Plan may be increased or decreased as the Board of Directors deem advisable. At the time any option is granted under the terms of the 2002 Plan, the Company will reserve for issuance the number of shares of supporting common stock subject to such option until it is exercised or expires. The Company may reserve either authorized but unissued shares or issued shares reacquired by the Company.

Each granted option shall have its term established by the Board of Directors, or their designee, at the time the option is granted but in no event may such
term exceed five (5) years.   Once an option is granted, its term may be
modified only as provided for in the 2002 Plan and under the express written provisions of the option.

  RPM Technologies, Inc.
  Notes to Financial Statements - Continued

Note L - Stock Options - Continued

2002 Stock Option Plan - continued

On March 1, 2002, the Company granted an aggregate 280,000 options to purchase an equivalent number of shares under the 2002 Plan, to three consultants,(Lone Wolf Business Services, Jamie Spangler and John Dennee) providing various management and financial consulting services. These options were exercised upon grant by the receiving parties as compensation for their respective services.

2003 Stock Option Plan

On February 6, 2004, the Company filed a Registration Statement on Form S-8 to register 700,000 shares of common stock to support the 2003 Stock Option Plan (2003 Plan). Under the 2003 Plan, the Company may grant options, from time to time, to acquire shares of common stock to employees of the Company or its subsidiaries. In addition, at the discretion of the Board of Directors, options to acquire common stock of the Company may from time to time be granted under this Plan to other individuals, including consultants or advisors, who contribute to the success of the Company or its subsidiaries and are not employees of the Company or its subsidiaries, provided that bona fide services shall be rendered by consultants and advisors and such services shall not be in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market in the Company's securities.

The purpose of the 2003 Plan is intended to aid the Company in maintaining and developing a management team, and in attracting new personnel as needed and to provide such personnel with an incentive to remain employees of the Company, to use their best efforts to promote the success of the Company's business, and to provide them with an opportunity to obtain or increase a proprietary interest in the Company. It is also designed to permit the Company to reward those individuals who are not employees of the Company but who management perceives to have contributed to the success of the Company, or who are important to the continued business and operations of the Company.

The 2003 Plan will be administered by the Company's Board of Directors. The Board of Directors may further delegate administration of the 2003 Plan or specific administrative duties with respect to this Plan on such terms and to such committees of the Board as it deems proper. The issuance of any options will be approved as specified by the Company's Board of Directors.

Initially, the Board of Directors has allocated a total of 1,000,000 shares of common stock to the 2003 Plan. The number of shares of common stock subject to, or issued pursuant to, options granted under the 2003 Plan may be increased or decreased as the Board of Directors deem advisable. At the time any option is granted under the terms of the 2003 Plan, the Company will reserve for issuance the number of shares of supporting common stock subject to such option until it is exercised or expires. The Company may reserve either authorized but unissued shares or issued shares reacquired by the Company.

Each granted option shall have its term established by the Board of Directors, or their designee, at the time the option is granted but in no event may such
term exceed five (5) years.   Once an option is granted, its term may be
modified only as provided for in the 2003 Plan and under the express written provisions of the option.

Through September 30, 2004, no options to acquire common stock under the 2003 Plan remain outstanding.

Other options

On January 15, 2002, the Company granted an aggregate 600,000 options to purchase an equivalent number of shares of common stock as follows: 300,000 shares at $3.00 per share and 300,000 shares at $4.00 per share to an accredited investor in conjunction with the sale of 300,000 shares for gross proceeds of approximately $45,000.

On September 3, 2002, the Company issued Randy Zych, the Company's Chairman, a fully vested three-year option to purchase up to 2,500,000 shares of restricted common stock at an exercise price of $0.50 per share, exercisable until September 1, 2005.

  RPM Technologies, Inc.
  Notes to Financial Statements - Continued

Note L - Stock Options - continued

Other Options - continued

On September 3, 2002, the Company issued Charles Foerg, the Company's President, a fully vested three-year option to purchase up to 1,000,000 shares of restricted common stock at an exercise price of $0.50 per share, exercisable until September 1, 2005.

On October 1, 2002, the Company issued an Option to purchase 2,500,000 shares at a price of $0.10 per share to a group of accredited investors (represented by P & L Trading Co, Inc.) exercisable until December 31, 2002. The Option was fully exercised for 500,000 shares in November 2002 and 2,000,000 shares in December 2002.

The following tables summarize all common stock options granted through September 30, 2004:

                                                          Weighted average
                                                          price per share
                                                          ----------------
Options outstanding at January 1, 2002              -             -
  Issued                                        6,600,000       $0.62
  Exercised                                    (2,500,000)      $0.10
  Expired/Terminated                                -             -
                                               -----------   ----------
Options outstanding at December 31, 2002        4,100,000       $0.94
  Issued                                            -             -
  Exercised                                         -             -
  Expired/Terminated                                -             -
                                               -----------   ----------
Options outstanding at December 31, 2003        4,100,000       $0.94
                                               -----------   ----------
  Issued                                            -             -
  Exercised                                         -             -
  Expired/Terminated                                -             -
                                               -----------   ----------
Options outstanding at June 30, 2004            4,100,000       $0.94
                                               -----------   ----------


               Options    Options    Options     Options    Exercise Price
               granted   exercised  terminated  outstanding     per share
               --------- ---------  ----------  ----------- ---------------
2002 investors 3,100,000 2,500,000      -        600,000     $3.00 - $4.00
2002 officers  3,500,000    -           -        3,500,000       $0.50
               --------- --------- -----------  ----------- ----------------
 Totals        6,600,000 2,500,000      -        4,100,000
               ========= ========= ===========   =========

The weighted average exercise price of all issued and outstanding options at September 30, 2004 is approximately $0.94 and all issued and outstanding options are vested and eligible for exercise.

The weighted-average remaining contractual life of the options outstanding at September 30, 2004 was 1.27 years. The exercise prices of the options outstanding at September 30, 2004 ranged from $0.50 to $4.00 per share. The following table summarizes the outstanding options at September 30, 2004:

                                                        Weighted-    Weighted-
                                                         average      average
                                           Weighted-     exercise    exercise
                   Stock      Stock         average      price of    price of
  Range of        options    options       remaining     options      options
exercise prices outstanding exercisable contractual life outstanding outstanding
--------------- ----------- ----------- ---------------- ----------  ----------
   $0.50         3,500,000  3,500,000       1.34 yrs       $0.50       $0.50
   $3.00           300,000    300,000       0.84 yrs       $3.00       $3.00
   $4.00           300,000    300,000       0.84 yrs       $4.00       $4.00
                ----------- -----------
                 4,100,000  4,100,000
               =========== ===========

In December 2002, FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure". This statement amends SFAS No. 123 "Accounting for Stock-Based Compensation" and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This statement also amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. Effective December 31, 2002, the Company's Board of Directors, in conjunction with public opinion and SFAS 148, elected to expense the imputed compensation cost related to stock options granted during Fiscal 2002.

Year ended December 31, 2002
----------------------------
Expected life of the option:     The initial life of the corresponding option,
                                 generally three (3) years.

Expected volatility in
  the Company's stock price:    500.0%, which was based on fluctuations of the
                                Company's stock price over the past fiscal year.

Expected dividends:             Zero (0.00) based on past performance.

Anticipated risk free
   interest rate:               Estimated to be 6.0%.

This calculation resulted in approximately $525,000 being charged to operations for the year ended December 31, 2002 for stock options issued during the year.

The weighted-average fair value of options covering approximately 4,100,000 shares of common stock granted during the year ended December 31, 2002 for which the exercise price was greater than the market price on the grant date was $0.40 and the weighted-average exercise price was $0.94.

No stock options have been granted at any time where the exercise price was equal to the market price on the grant date.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which do not have vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Note M - Stock Warrants

In April 2002, the Company in conjunction with the sale of 500,000 shares of restricted common stock, issued 1,000,000 warrants to purchase one (1) share of restricted common stock each; 500,000 Class A Warrants to purchase one (1) share of restricted common stock at a price of $3.00 per share; and 500,000 Class B Warrant to purchase one (1) share of restricted share of common stock at a price of $4.00 per share, both exercisable until March 1, 2004.

  RPM Technologies, Inc.
  Notes to Financial Statements - Continued

Note M - Stock Warrants - Continued

In August 2002, the Company in conjunction with the sale of 500,000 shares of restricted common stock, issued 1,000,000 warrants to purchase one (1) share of restricted common stock each; 500,000 Class A Warrants to purchase one (1) share of restricted common stock at a price of $3.00 per share; and 500,000 Class B Warrant to purchase one (1) share of restricted share of common stock at a price of $4.00 per share, both exercisable until March 1, 2004.

In September 2002, the Company, in conjunction with the sale of 250,000 shares of restricted common stock, issued 500,000 warrants to purchase one (1) share of restricted common stock each; 250,000 Class A Warrants to purchase one (1) share of restricted common stock at a price of $3.00 per share; and 250,000 Class B Warrant to purchase one (1) share of restricted share of common stock at a price of $4.00 per share, both exercisable until March 1, 2004.

From November through December 31, 2002, the Company, in conjunction with the sale of 2,500,000 shares of restricted common stock, issued 2,500,000 Class B Warrant to purchase one (1) share of restricted share of common stock at a price of $4.00 per share, both exercisable until March 1, 2004.

On July 25, 2004, the Company's Board of Directors issued 1,000,000 Class D Warrants to purchase an equivalent number of shares of the Company's common stock at an exercise price of $3.00 per share, exercisable until August 20, 2006 to Huntleigh Securities acting as trustee for a group of accredited investors represented by P & L Trading Co., Inc. On May 27, 2003, the Company, in conjunction with the sale of 200,000 shares of restricted common stock, issued 400,000 Class B Warrants to purchase one (1) share of restricted common stock at a price of $4.00 per share, exercisable until March 1, 2004.

On June 20, 2003, the Company, in conjunction with the sale of 300,000 shares of restricted common stock, issued 400,000 Class B Warrants to purchase one (1) share of restricted common stock at a price of $4.00 per share, exercisable until March 1, 2004.

In October 2003, the Company, in conjunction with various sales of restricted common stock, issued 2,013,800 warrants to purchase one (1) share of restricted common stock each; 513,800 Class A Warrants to purchase one (1) share of restricted common stock at a price of $3.00 per share; and 1,500,000 Class B Warrant to purchase one (1) share of restricted share of common stock at a price of $4.00 per share, both exercisable until March 1, 2004.

                                        Warrants
                         Warrants   outstanding at
                        originally    September 30,
                         issued         2004       Exercise price
                       -----------   -------------  --------------

2002 - Series A         2,050,000     2,050,000    $3.00 per share
2002 - Series B         4,150,000     4,150,000    $4.00 per share
                       -----------   -------------  --------------
Totals at
December 31, 2002       6,200,000     6,200,000

2003 - Series A           513,800       513,800     $3.00 per share
2003 - Series B         2,300,000     2,300,000
                       -----------  --------------
Totals at December
31, 2003                9,013,000     9,013,000

Issued -
Underwriters warrants   1,000,000     1,000,000     $3.00 per share
Expired                (9,013,000)   (9,013,000)
                       -----------  --------------
Totals at
September 30, 2004      1,000,000     1,000,000
                       ===========  ==============

Note N - Contributed Capital

Executive management and oversight services are provided to the Company by two controlling shareholders/officers. Through December 31, 2001, these two individuals had an informal, unwritten agreement with the Company whereby they will provide their services to the Company at an annual salary of $60,000 each, with one-half, or $30,000, to be contributed to the Company as "additional paid-in capital" and one-half, or $30,000, to be accrued and paid at a future date when the Company's cash flows will support the repayment.


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  RPM Technologies, Inc.
  Notes to Financial Statements - Continued

Note O - Commitments

Product Development

In January 2000, the Company purchased the rights to a pallet related product for $1,100 cash. Additionally, upon successful development of the product and marketplace acceptance of the product, the Company is obligated to issue 5,000 post-reverse split shares (25,000 pre-reverse split shares) of unregistered, restricted common stock.

As of December 31, 2003, the Company completed some initial market demand studies and remains in the research and development phase on this product. No identifiable market demand has been recognized and no sales have been made.
In September 2003, the Company issued 35,715 shares of restricted, unregistered stock to complete this transaction to avoid threatened litigation over alleged non-performance on the part of the Company related to the utilization and marketing of this product. In the event that the Company can successfully bring this product to market, the Company will be liable for a royalty payment of approximately $7.50 per unit sold. On June 30, 2004, the Company issued an additional 5,000 shares of restricted, unregistered common stock to an individual as additional compensation related to the previously acquired licensing rights of certain pallet handling technology. This new transaction was valued at approximately $2,500, which approximates the discounted "fair value" of the Company's common stock based on the quoted closing price of the Company's common stock on the date of the respective transaction.

Officer Compensation

For periods prior to January 1, 2002, the Company's two controlling shareholders/officers had an informal, unwritten agreement with the Company whereby they will provided their services to the Company at an annual salary of $60,000 each, with one-half, or $30,000, to be contributed to the Company as "additional paid-in capital" and one-half, or $30,000, to be accrued and paid at a future date when the Company's cash flows will support the repayment.

Effective January 1, 2002, these officers/shareholders have amended their informal, unwritten agreement whereby the Company will pay each of them an annual salary of $85,000, to be accrued and paid at a future time when the Company has the available cash flow to retire the debt.

On September 1, 2002, the Company's Board of Directors ratified an Employment Agreement (Agreement) with Randy Zych to serve as the Company's Chairman of the Board and Chief Executive Officer. The Agreement term was effective as of September 1, 2002 and expires on the third anniversary date of the Agreement with an automatic five (5) year extension unless either the Company or the President provides a 180-day written notice not to continue the Agreement.
This Agreement provides the President with an initial annual base salary of $125,000 per year, payable in cash. Each subsequent year's base salary shall be negotiated between the Company and Mr. Zych in good faith; however, each subsequent year shall not be at an amount less than the initial base amount of $125,000. Further, the Company paid a signing bonus of 500,000 shares of restricted, unregistered common stock upon execution of this Agreement.

On September 1, 2002, the Company's Board of Directors ratified an Employment Agreement (Agreement) with Charles Foerg to serve as the Company's President. The Agreement term was effective as of September 1, 2002 and expires on the third anniversary date of the Agreement with an automatic five (5) year extension unless either the Company or the President provides a 180-day written notice not to continue the Agreement. This Agreement provides the President with an initial annual base salary of $125,000 per year, payable in cash. Each subsequent year's base salary shall be negotiated between the Company and Mr. Foerg in good faith; however, each subsequent year shall not be at an amount less than the initial base amount of $125,000. Further, the Company paid a signing bonus of 500,000 shares of restricted, unregistered common stock upon execution of this Agreement.

As of September 30, 2004 and 2003, respectively, the Company has accrued approximately $805,160 and $562,940 in earned, but unpaid, officer compensation.

Note P - Related Party Transactions

The Company conducts it's operations from the separate personal offices of Randy Zych, it's Chairman and Charles Foerg, it's President. No formal lease agreement exists for the use of these offices. During 2003, the Company paid the officers an aggregate approximately $61,900 for the use of these offices and reimbursement of Company expenses paid personally on behalf of the Company.